Mail Stop 3561

April 17, 2009

Mr. James Doolin
 Chief Financial Officer
HANGMAN PRODUCTIONS, INC.
1338 S Foothill Drive #200
Salt Lake City, Utah 84108

      Re: **Hangman Productions, Inc.**
              Supplemental response letter dated April 7, 2009 regarding the Form 10-K
              for the year ended December 31, 2008
              File No. 0-50892

Dear Mr. Doolin:

We have reviewed your supplemental response letter to us dated April 7, 2009 in response to our letter of comment dated March 30, 2009 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Financial Statements

Note 7. Discontinued Operations, page 26

1.   We have reviewed your response to our prior comment 4 regarding the calculation of the gain recorded on the sale of your subsidiary, 4th Grade Films, Inc. (the "Subsidiary"). It is unclear to us if your calculation of the gain amount is appropriate. Based on the information disclosed in your response and in previous Form 10-KSB and 10-QSB filings with us (primarily the December 31, 2007 Form 10-KSB and the June 30, 2007 Form 10-QSB), we note the following facts:

-       The Subsidiary was established by you in April 2007 and that you owned all of the 745,000 shares of common stock of the Subsidiary. The Subsidiary was capitalized at approximately $5,200, representing legal costs.

-       At or near June 1, 2007, the Subsidiary issued 30,000 shares of its Series A convertible preferred stock at $3.00 per share for gross proceeds of $90,000. This resulted in a non-controlling interest in the Subsidiary which had been reflected as "Noncontrolling Interest" (i.e., Minority Interest) in the balance sheet as of December 31, 2007.

-       The Subsidiary had incurred $77,448 of costs related to a film production, reflected in the December 31, 2007 balance sheet as "Film Costs."

-       The Subsidiary incurred net losses of approximately $21,148 for year ended December 31, 2007, reclassified as "Loss from Discontinued Operations" in the December 31, 2008 Form 10-K.

-       The Subsidiary incurred net losses of approximately $11,162 for the year ended December 31, 2008 (i.e., January 1, 2008 through the date of its disposition on May 31, 2008 or June 1, 2008), reclassified as "Loss from Discontinued Operations" in the December 31, 2008 Form 10-K.

-       On June 1, 2008, you sold your entire common stock ownership interest in the Subsidiary for $29,800 in cash.

Please confirm to us if the above facts and information are correct; if not please provide us with the appropriate facts and any other additional information concerning each of the above items. If the above information is correct, we would assume that you owned 96% of the Subsidiary and the preferred shareholders owned the remaining 4%. This would result in the net losses of the Subsidiary in each of the years ended December 31, 2008 and 2007 being allocated 4% to the Noncontrolling Interest (i.e., the preferred shareholders), with the remaining net losses being recorded to Accumulated Deficit.

From the disclosure in your Statements of Operations and Statements of Shareholders' Equity/Deficit for the years ended December 31, 2008 and 2007, it does not appear you allocated any portion of the net loss to the Noncontrolling Interest; however, given that this cumulative loss would approximate $1,300 (or 4%) of the $32,400 of Subsidiary total cumulative and that you no longer own the Subsidiary, you may decide if any revision to your financial statements is necessary, or ensure that future filings that would contain the financial results of the discontinued Subsidiary include such revision, if material.

2.   Further, the complete sale of your common stock interest in the Subsidiary would necessitate that the balance sheet line items "Film Costs" and "Noncontrolling Interest" as of December 31, 2007 be removed from your financial statements as of the date of disposition of the Subsidiary. We note that your December 31, 2008 audited financial statements appropriately reflect the removal of these line items. However, it is unclear to us from the gain calculation you provided, why such balance sheet line items were not considered in determining the calculation. Please advise, as it does not appear appropriate that you have reduced the capitalized cost of the Subsidiary by the approximate $32,410 of cumulative losses, thus reflecting a negative amount in your Investment in Subsidiary, which was used to compute the gain amount of $56,997 (i.e., calculated as cash received of $29,800 plus a negative investment balance of $27,197). We may have further comment after review of your response. Please cite the accounting literature used to determine the gain on the sale of this consolidated Subsidiary.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant